Filed by Trump Media & Technology Group Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trump Media & Technology Group Corp.

Commission File No.: 001-40779

Date: November 5, 2026

Trump Media & Technology Group and TAE Technologies Announce Effectiveness of Form S-4 Registration Statement for Proposed Merger

~ Files Definitive Proxy Statement/Prospectus as Combination Moves Toward Shareholder Vote ~

SARASOTA, Fla. and HOUSTON, Tex., November 5, 2026 (GLOBE NEWSWIRE) -- Trump Media & Technology Group Corp. (Nasdaq, NYSE Texas: DJT) ("TMTG" or "Trump Media"), operator of the social media platform Truth Social, the streaming platform Truth+, and the FinTech brand Truth.Fi, and TAE Technologies, Inc. ("TAE"), a fusion energy and power solutions company, announced today that TMTG's registration statement on Form S-4 (the "Registration Statement") related to the previously announced merger has been declared effective by the U.S. Securities and Exchange Commission ("SEC") on November 5, 2026. As a result, TMTG has filed a definitive proxy statement/prospectus and consent solicitation statement (the "Proxy Statement/Prospectus") with the SEC.

The Registration Statement registers the shares of TMTG common stock to be issued to TAE stockholders in connection with the all-stock business combination under the Agreement and Plan of Merger dated December 18, 2025. When the transaction closes, TMTG shareholders and TAE stockholders are each expected to own about 50% of the combined company on a fully diluted basis.

TMTG will hold a special meeting of stockholders on December 14, 2026 at 9:15 a.m. ET to vote on the proposals related to the merger. Stockholders of record at the close of business on November 2, 2026 are entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. TMTG expects to begin mailing the Proxy Statement/Prospectus to stockholders on or about November 6, 2026. TAE will seek approval from its stockholders by written consent. The transaction is expected to close by the end of the year, subject to the required TMTG shareholder and TAE stockholder approvals and satisfaction or waiver of the other applicable closing conditions.

“We’ve worked tirelessly with our colleagues at TAE to reach this milestone,” said Kevin McGurn, Interim Chief Executive Officer of Trump Media & Technology Group. “With the Registration Statement on Form S-4 now effective, we’re looking forward to bringing this merger to a shareholder vote and expect to close by the end of the year.”

Michl Binderbauer, Chief Executive Officer and Chief Technology Officer of TAE, said “For nearly three decades, our pursuit of fusion has produced advances in science and engineering that we are now bringing to market. This merger supports the next phase of that work, as we advance commercial fusion and apply the technologies developed along the way across power management and cancer therapy.”

TMTG stockholders are urged to read the Proxy Statement/Prospectus in full, including the risk factors. It is available free of charge on the SEC's website at www.sec.gov and on TMTG's investor relations website at ir.tmtgcorp.com.

About Trump Media & Technology Group

The mission of Trump Media is to end Big Tech's assault on free speech by opening up the Internet and giving people their voices back. Trump Media operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations; Truth+, a TV streaming platform focusing on family-friendly live TV channels and on-demand content; and Truth.Fi, a financial services and FinTech brand incorporating America First investment vehicles.

About TAE Technologies

Founded in 1998, TAE Technologies develops fusion energy and related technologies across three business units: Fusion; Power Solutions, including TAE PowerFabric for AI compute power management; and Life Sciences, which advances boron neutron capture therapy for cancer treatment.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or any proxy, vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This press release relates to the proposed merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of December 18, 2025, by and among TMTG, T Media Sub, Inc., and TAE. In connection with the proposed Merger, TMTG filed with the SEC a Registration Statement on Form S-4, as amended, which has been declared effective by the SEC and includes a proxy statement on Schedule 14A and prospectus (the “proxy statement/prospectus”). Promptly after filing the proxy statement/prospectus with the SEC on November 5, 2026, TMTG will commence mailing of the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TMTG AND TAE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TMTG, TAE, THE PROPOSED MERGER AND RELATED MATTERS. Shareholders are able to obtain, free of charge, copies of the Registration Statement, the definitive proxy statement/prospectus/consent solicitation statement and other documents filed with the SEC by TMTG through the website maintained by the SEC at www.sec.gov, or from TMTG’s investor relations website at ir.tmtgcorp.com.

Participants in the Solicitation

TMTG, TAE and their respective executive officers, directors, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from TMTG’s shareholders with respect to the proposed transaction. Information regarding the executive officers and directors of TMTG and TAE is set forth in the definitive proxy statement/prospectus. Additional information regarding the identity of participants in the solicitation of proxies, and a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC on November 5, 2026 and other materials to be filed with the SEC in connection with the proposed Merger when they become available.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the federal securities laws, including statements regarding the proposed Merger between TMTG and TAE, the anticipated timing and benefits of the transaction, the expected timing of the special meeting, the mailing of the Proxy Statement/Prospectus and the TAE stockholder written consent, the expected ownership of the combined company by TMTG shareholders and TAE stockholders, TMTG's and TAE's future business plans, and TAE's development and commercialization of fusion energy technology, including the Da Vinci prototype power plant. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others: the risk that the Merger may not be completed on the anticipated timeline or at all, including as a result of a failure to obtain required shareholder, stockholder or regulatory approvals or satisfy other closing conditions; the possibility that anticipated benefits of the Merger may not be realized; the significant capital required to develop and commercialize TAE's fusion technology; the risk that TAE may be unable to successfully develop or commercialize a viable fusion reactor on its expected timeline or at all; and other risks and uncertainties described in TMTG's filings with the SEC, including the Registration Statement and the risk factors described therein. TMTG and TAE undertake no obligation to update any forward-looking statements, except as required by law.

Contacts

Investor Relations: Shannon Devine, MZ Group, shannon.devine@mzgroup.us

Media: press@tmtgcorp.com